

June 19, 2018

Via Email
Leif B. King
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, CA 94301

> **Re: SJW Group**
> **Schedule 14D-9 filed June 15, 2018**
> **SEC File No. 5-36500**

Dear Mr. King:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this letter, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please allow sufficient time for additional staff review after filing your revised offer materials and your response letter.

Item 4. The Solicitation or Recommendation

1. On page 18, explain what factors form the basis for the SJW Board's belief that the CPUC could take even longer (than for California Water's acquisition of Dominguez Services Corporation) to review an acquisition of SJW. Note that the 18-month period you cite is the statutory maximum.

2. Where you cite the regulatory hurdles you believe a California Water acquisition of SJW would face, note the corresponding challenges for the merger with Connecticut Water so that shareholders may access the comparable regulatory risks posed. Your

revised disclosure on page 18 should note that SJW received a letter from the CPUC directing it to submit an application for approval of the merger with Connecticut Water. Clarify is this approval is required how the regulatory approval process for the merger would be the same as for the Offer and how it would differ.

3. On page 19, you state that although SJW has not made a decision to sell itself, it believes the Offer price is below what other potential acquirors would pay for SJW "whether now or in the future." Other than citing to the proposal by California Water, you do not provide support for the assertion that other buyers would pay more for SJW. Revise to explain the basis for this belief. Your revised disclosure should explain why you believe the unnamed "strategic" company represented by Lazard would pay more for SJW.

4. On page 19, balance the discussion of the conditions to the Offer with the corresponding conditions to the merger with Connecticut Water.

5. On page 20, revise the section entitled "California Water has discretion to extend the Offer indefinitely" to describe the withdrawal rights available to tendering holders who have not been paid for their tendered shares.

6. If Mr. Thornburg will receive compensation or other benefits as a result of the merger by virtue of his prior position with Connecticut Water that would not be realized upon the consummation of this Offer, this may be important information for shareholders to know when evaluating the recommendation of SJW with respect to the Offer. If applicable, please describe in your revised filing.

Item 5. Persons/Assets to be Retained, Employed, Compensated or Used, page 21

7. Revise the disclosure here to comply with Item 1009(a) of Regulation M-A. See the guidance available on our Web site at www.sec.gov under "Tender Offers and Schedules," Section 14(d) and Regulation 14D, Q&A 159.02. Your expanded disclosure should summarize the material terms of J.P. Morgan's compensatory arrangements, including the types of fees payable and the "certain transactions" upon which they are contingent, along with any other material information about the fee arrangement material to a security holder's assessment of J.P. Morgan's analyses and conclusions.

Item 6. Interest in Securities of the Subject Company, page 21

8. Provide the disclosure required by Item 1008(b) of Regulation M-A with respect to all transactions in SJW shares by the identified individuals including those in connection with SJW's employee benefits plans.

Exhibit 99(a)(3) – Letter to SJW Group Shareholders

9. In future filings, avoid characterizing California Water's Offer, which has now commenced and is open for tenders, as a "non-binding indication of interest."

10. See our last comment above. In future filings, avoid referring to the Offer as "non-binding" and further assertions that the Offer "can be withdrawn by Cal Water at any time." While the Offer is subject to specified conditions, so is the merger with Connecticut Water.

11. Clarify what "significant tax consequences for [SJW] shareholders" may result if the Offer is consummated, and explain the basis for your assertions about these tax consequences.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions